U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

TriPoint Global Communications Inc.
565 Fifth Avenue, 17th Floor
New York, NY 10017

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

11/11/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

56-1871899
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Vertex Communications Corporation (VTX)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [x]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.10 per share    See Explanation of          I                   See Explanation of Responses on
                                          Responses on                                    attached page.
                                          attached page.


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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Name and Address of Reporting Person:

   TriPoint Global Communications Inc.
   565 Fifth Avenue, 17th Floor
   New York, NY 10017

Additional Reporting Persons:

   Signal Acquisition Corporation
   565 Fifth Avenue, 17th Floor
   New York, NY 10017
   Relationship to Issuer: 10% Owner

   Thyssen-Bornemisza Continuity Trust
   Clarendon House, Church Street
   Hamilton, Bermuda
   Relationship to Issuer: 10% Owner

Date of Event Requiring Statement:  November 11, 1999

Issuer Name and Ticker or Trading Symbol: Vertex Communications
Corporation (VTX)

Explanation of Responses

          On November 11, 1999, TriPoint Global Communications Inc. ("Parent") and Signal Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Parent, entered into a Company Shareholder Agreement (the "Shareholder Agreement") with certain shareholders of Vertex Communications Corporation (the "Company") (collectively the "Principal Shareholders"), pursuant to which each Principal Shareholder has agreed, among other things, to accept the Offer (as defined in the Offer to Purchase referred to below) with respect to all the shares of Common Stock, par value $0.10 per share, of the Company ("Shares") that he owns, together with Shares such Principal Shareholder has the right to acquire upon the exercise of Company stock options, and to tender such Shares pursuant to the Offer. In addition, each Principal Shareholder has granted the Purchaser an option to purchase all his Shares at a price equal to the Offer Price in the event that such Principal Shareholder fails to tender such Shares pursuant to the Offer, or withdraws such Shares prior to expiration of the Offer. The Principal Shareholders, in the aggregate, own 447,513 Shares and have options to purchase an additional 258,400 Shares. Under the Shareholder Agreement, each Principal Shareholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to vote such Shares in a manner consistent with the Shareholder Agreement. In addition, Thyssen-Bornemisza Continuity Trust, through its subsidiaries Thybo Gamma Ltd. and Vulcan Securities Limited, both Bermuda corporations, beneficially owns 157,100 shares, none of which were acquired during the past 60 days.

Name and Address of Reporting Person:

   TriPoint Global Communications Inc.
   565 Fifth Avenue, 17th Floor
   New York, NY 10017

Additional Reporting Persons:

   Signal Acquisition Corporation
   565 Fifth Avenue, 17th Floor
   New York, NY 10017
   Relationship to Issuer: 10% Owner

   Thyssen-Bornemisza Continuity Trust
   Clarendon House, Church Street
   Hamilton, Bermuda
   Relationship to Issuer: 10% Owner

Date of Event Requiring Statement:  November 11, 1999

Issuer Name and Ticker or Trading Symbol: Vertex Communications
Corporation (VTX)

/s/ Jack Haegele                                      12/7/99
-------------------------------------                 ----------
**Signature of Reporting Person                       Date
TriPoint Global Communications Inc.
Name:    Jack Haegele
Title:   Chief Executive Officer

/s/ Jack Haegele                                      12/7/99
-------------------------------------                 ----------
**Signature of Reporting Person                       Date
Signal Acquisition Corporation
Name:    Jack Haegele
Title:   Chief Executive Officer


/s/ Frank Mutch                                       12/7/99
-------------------------------------                 ----------
**Signature of Reporting Person                       Date
Thyssen-Bornemisza Continuity Trust
by Thybo Trustees Limited
(as Trustee of the Thyssen-Bornemisza Continuity
Trust)
Name:    Frank Mutch
Title:   Director


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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